================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  _____________

                                 SCHEDULE 13D/A
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13D-2

                               (AMENDMENT NO. 23)

                                STORAGE USA, INC.

                                (NAME OF ISSUER)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   861907 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           JEFFREY A. KLOPF, SECRETARY
                       SECURITY CAPITAL GROUP INCORPORATED
                               125 LINCOLN AVENUE
                           SANTA FE, NEW MEXICO 87501
                                 (505) 982-9292
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                JANUARY 17, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_].

                         (Continued on following pages)
================================================================================
                             (Page 1 of 12 Pages)

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
   CUSIP NO. 861907 10 3                                   Page 2 of 10
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS
               Security Capital Group Incorporated
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               36-3692698

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         BK, OO
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland
--------------------------------------------------------------------------------
    Number of               7.  SOLE VOTING POWER
                                11,765,654
     Shares
                    ------------------------------------------------------------
  Beneficially
                            8.  SHARED VOTING POWER
    Owned By                    -0-

      Each          ------------------------------------------------------------
                            9.  SOLE DISPOSITIVE POWER
   Reporting                    11,765,654

  Person With       ------------------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               -0-

--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,765,654

--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         43.5%

--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON REPORTING

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
   CUSIP NO. 861907 10 3                                   Page 3 of 10
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS
               SC Capital Incorporated
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               74-2985638

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         BK, OO
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada
--------------------------------------------------------------------------------
    Number of               7.  SOLE VOTING POWER
                                11,765,654
     Shares
                    ------------------------------------------------------------
  Beneficially
                            8.  SHARED VOTING POWER
    Owned By                    -0-

      Each          ------------------------------------------------------------
                            9.  SOLE DISPOSITIVE POWER
   Reporting                    11,765,654

  Person With       ------------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                -0-

--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,765,654

--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         43.5%

--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON REPORTING

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
   CUSIP NO. 861907 10 3                                   Page 4 of 10
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS
               SC Realty Incorporated
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               88-0330184

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         BK, OO
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada
--------------------------------------------------------------------------------
    Number of               7.  SOLE VOTING POWER
                                11,765,654
     Shares
                    ------------------------------------------------------------
  Beneficially
                            8.  SHARED VOTING POWER
    Owned By                    -0-

      Each          ------------------------------------------------------------
                            9.  SOLE DISPOSITIVE POWER
   Reporting                    11,765,654

  Person With       ------------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                -0-

--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,765,654

--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         43.5%

--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON REPORTING

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
   CUSIP NO. 861907 10 3                                   Page 5 of 10
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS
               Security Capital Operations Incorporated
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               52-2146697

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         BK, OO
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland
--------------------------------------------------------------------------------
    Number of               7.  SOLE VOTING POWER
                                11,765,654
     Shares
                    ------------------------------------------------------------
  Beneficially
                            8.  SHARED VOTING POWER
    Owned By                    -0-

      Each          ------------------------------------------------------------
                            9.  SOLE DISPOSITIVE POWER
   Reporting                    11,765,654

  Person With       ------------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                -0-

--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,765,654

--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         43.5%

--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON REPORTING

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
   CUSIP NO. 861907 10 3                                   Page 6 of 10
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS
               Security Capital Holdings II Incorporated
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               74-2993367

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         BK, OO
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
    Number of               7.  SOLE VOTING POWER
                                11,765,654
     Shares
                    ------------------------------------------------------------
  Beneficially
                            8.  SHARED VOTING POWER
    Owned By                    -0-

      Each          ------------------------------------------------------------
                            9.  SOLE DISPOSITIVE POWER
   Reporting                    11,765,654

  Person With       ------------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                -0-

--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,765,654

--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         43.5%

--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON REPORTING

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
   CUSIP NO. 861907 10 3                                   Page 7 of 10
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS
               Security Capital Holdings III Incorporated
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               74-2993369

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         BK, OO
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
    Number of               7.  SOLE VOTING POWER
                                11,765,654
     Shares
                    ------------------------------------------------------------
  Beneficially
                            8.  SHARED VOTING POWER
    Owned By                    -0-

      Each          ------------------------------------------------------------
                            9.  SOLE DISPOSITIVE POWER
   Reporting                    11,765,654

  Person With       ------------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                -0-

--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,765,654

--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         43.5%

--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON REPORTING

         CO
--------------------------------------------------------------------------------

          This Amendment No. 23 (this "Amendment") is filed by Security Capital Group Incorporated ("Security Capital"), a Maryland corporation, SC Capital Incorporated, a Nevada corporation and wholly owned subsidiary of Security Capital ("SC Capital"), SC Realty Incorporated, a Nevada corporation and wholly owned subsidiary of SC Capital ("SC-Realty"), Security Capital Operations Incorporated, a Maryland corporation and wholly owned subsidiary of SC-Realty ("Operations"), Security Capital Holdings II Incorporated, a Delaware corporation and wholly owned subsidiary of Operations ("Holdings II"), and Security Capital Holdings III Incorporated, a Delaware corporation and wholly owned subsidiary of Holdings II ("Holdings III"), and amends the Schedule 13D originally filed by Security Capital U.S. Realty and Security Capital Holdings S.A. (as previously amended, including by adding Security Capital and SC-Realty as reporting persons, the "Schedule 13D"). This Amendment relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Storage USA, Inc., a Tennessee corporation ("Storage"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby amended to add the following:

          As previously reported, on December 5, 2001, Storage and Security Capital entered into a Purchase Agreement pursuant to which they have agreed to effect a transaction in which all of the holders of Common Stock and holders of SUSA Units will receive $42.00 in cash, without interest (and as increased by the pro rata amount of dividends on the Common Stock or distributions on the SUSA Units, as applicable, payable with respect to the last quarter in which the closing of the transaction occurs), per share or SUSA Unit, respectively, in respect of the cancellation of the shares and SUSA Units.

        On January 17, 2002, Security Capital announced that it and Storage have reached an agreement in principle to settle the seven putative class action lawsuits filed on or about November 6 and 8, 2001 by alleged shareholders of Storage against each of Storage's directors and Security Capital in connection with the announced acquisition of Storage by Security Capital. As a condition to the settlement, Security Capital has agreed to increase the amount that shareholders of Storage would receive in the acquisition from $42.00 to $42.50 per share of Common Stock, subject to the same adjustment and other provisions of the Purchase Agreement. Holders of SUSA Units would also be entitled to receive the increased consideration in the transaction with respect to each SUSA Unit held by them (subject to the same adjustment and other provisions of the Purchase Agreement). The settlement is subject to a number of conditions, including court approval and consummation of the acquisition by Security Capital. However, regardless of whether court approval of the settlement shall have been obtained prior to the consummation of the acquisition, the increased price to be paid by Security Capital will apply if the acquisition is consummated. A copy of the Memorandum of Understanding, dated January 17, 2002, relating to the settlement, is attached hereto as Exhibit 26 and is incorporated herein by reference, and the description thereof herein is qualified in its entirety by reference thereto. A copy of a letter agreement among the parties to the Purchase Agreement, also dated January 17, 2002, confirming the changes to the Purchase

Agreement contemplated by the Memorandum of Understanding, is attached hereto as
Exhibit 27 and is incorporated herein by reference, and the description thereof herein is qualified in its entirety by reference thereto. Other than the increase in the per share consideration to be received by Storage shareholders and holders of SUSA Units in the transaction with Security Capital, the other terms of the agreement governing that transaction remain unchanged, including Storage's right to seek alternative superior transactions during a solicitation period ending on January 19, 2002.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 26   Memorandum of Understanding, dated January 17, 2002.

Exhibit 27 Letter Agreement, dated January 17, 2002, among Storage USA, Inc., Storage USA Trust, SUSA Partnership, L.P., and Security Capital Group Incorporated.

Exhibit 28 Security Capital Group Incorporated Press Release dated January 17, 2002.

                                    SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                 SECURITY CAPITAL GROUP
                                 INCORPORATED


                                 By:/S/ JEFFREY A. KLOPF
                                    ----------------------
                                    Name: Jeffrey A. Klopf
                                    Title: Senior Vice President and Secretary


                                 SC CAPITAL INCORPORATED


                                 By:/S/ JEFFREY A. KLOPF
                                    ----------------------
                                    Name: Jeffrey A. Klopf
                                    Title: Secretary


                                 SC REALTY INCORPORATED


                                 By:/S/ JEFFREY A. KLOPF
                                    ----------------------
                                    Name: Jeffrey A. Klopf
                                    Title: Secretary


                                 SECURITY CAPITAL OPERATIONS
                                 INCORPORATED


                                 By:/S/ JEFFREY A. KLOPF
                                    ----------------------
                                    Name: Jeffrey A. Klopf
                                    Title: Secretary

                                 SECURITY CAPITAL HOLDINGS II
                                 INCORPORATED


                                 By:/S/ JEFFREY A. KLOPF
                                    ----------------------
                                    Name: Jeffrey A. Klopf
                                    Title: Secretary


                                 SECURITY CAPITAL HOLDINGS III
                                 INCORPORATED


                                 By:/S/ JEFFREY A. KLOPF
                                    ----------------------
                                    Name: Jeffrey A. Klopf
                                    Title: Secretary



            January 18, 2002

                                  EXHIBIT INDEX


  EXHIBIT                                  DESCRIPTION
  -------                                  -----------

Exhibit 26         Memorandum of Understanding, dated January 17, 2002.

Exhibit 27         Letter Agreement, dated January 17, 2002, among
                   Storage USA, Inc., Storage USA Trust, SUSA Partnership, L.P., and Security Capital Group Incorporated.

Exhibit 28 Security Capital Group Incorporated Press Release dated January 17, 2002.